[LETTERHEAD]

April 28, 2006

FILED VIA EDGAR WITH FACSIMILE COPY

Division of Corporation Finance
Mail Stop 0510
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C. 20549-0510
Facsimile No. (202) 772-9368
Attn: Karen J. Garnett and Geoffrey Ossias

Re:	VitalStream Holdings, Inc.
Form S-3
File No. 333-132919

Dear Ms. Garnett and Mr. Ossias,

We are writing in response to your letter dated April 7, 2006 (your “Letter”) with respect to the above-referenced registration statement (the “Registration Statement”) filed by VitalStream Holdings, Inc. (the “Company”). For clarity, the response is preceded by a bolded restatement of your request.

General

1. We note you have incorporated your annual report on Form 10-K for the fiscal year ended December 31, 2005. We further note that you have not yet filed the information required by Part III of Form 10-K. Please be advised that we will not take this registration statement effective until this information is on file. Refer to Manual of Publicly Available Telephone Interpretations. H.6.

An Amendment No. 1 on Form 10-K/A, including the information required by Part III of Form 10-K/A, was filed today by the Company. If you have any questions regarding the foregoing, feel free to call our outside securities counsel, Bryan T. Allen, at (801) 257-7963.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VitalStream Holdings, Inc. confirms its acknowledgement that: 1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; and 2)  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and 3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, VITALSTREAM HOLDINGS, INC.

By:	/s/ Mark Belzowski

Mark Belzowski, Chief Financial Officer

cc:  Arturo Sida, Esq.
   Bryan T. Allen, Esq.